EXHIBIT 99.1

INTERNATIONAL CONSORTIUM LED BY MAGAL SECURITY SYSTEMS AWARDED
$20 MILLION SECURITY MANAGEMENT SYSTEM IN AFRICA

YEHUD, ISRAEL – October 5, 2020 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced that an international consortium led by Magal was awarded a $20 million (USD) contract for the supply, installation, commissioning, and maintenance of a state-of-the-art integrated security system to secure the principal premises of a governmental body in Africa.

Magal’s direct share in the project is estimated at $10 million and may increase during the course of the project.

The state-of-the-art security system includes a comprehensive range of Magal's proprietary products and platforms. At its core is FORTIS, Magal's Physical Security Information Management (PSIM) system. This new generation PSIM supports an underground Perimeter Intrusion Detection System (PIDS) along with Senstar's Symphony Video Management Software (VMS) including Intelligent Video Analytics (IVA) capabilities. The project also features Electronic Access Control hardware and software and a secured communication network that supports the system's integration and operation.

Mr. Dror Sharon, Chief Executive Officer of Magal, said, "Magal has won new project business in Africa during 2020 despite the ongoing challenges presented by COVID. We are proud of our team and partners, who successfully collaborated in winning this competitive bidding process. The project is an opportunity to showcase our professionalism and demonstrate the capability and performance of our proprietary technology. Magal looks forward to extending our relationship with this high-profile customer and leveraging the project to expand our presence in the region."

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis ‐ our, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com